SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Wells Real Estate Investment Trust, Inc.

(Name of Subject Company (Issuer))

Lex-Win Acquisition LLC, The Lexington Master Limited Partnership, Lex GP-1 Trust, Lexington Realty Trust, WRT Realty, L.P and
Winthrop Realty Trust

(Names of Filing Persons) (Offerors)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

949906101

(CUSIP Number of Class of Securities)

Michael L. Ashner	David J. Heymann
c/o Winthrop Realty Trust	Post Heymann & Koffler LLP
Two Jericho Plaza Wing A	Two Jericho Plaza, Wing A
Suite 111	Suite 211
Jericho, New York 11753	Jericho, New York 11753
Tel: 212-822-0022	Tel: 516-681-3636
Fax: 212-433-2777	Fax: 516-433-2777

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee
$225,000,000	$6,908

*                                         For purposes of the filing fee only assumes the purchase of 25,000,000 shares at a purchase price of $9.00 per share in cash.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Lex-Win Acquisition LLC (the “Purchaser”) to purchase up to 25,000,000 shares of common stock (the “Shares”) in Wells Real Estate Investment Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $9.00 per Share, less the amount of any dividends declared or made solely from capital transactions with respect to the Shares from and after the date hereof (the “Offer Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  The Offer will expire at 5:00 p.m. eastern time on June 27, 2007 or such other date to which this Offer may be extended (the “Expiration Date”).  Purchaser is entitled to all proceeds that are paid on or after the date hereof from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.  The Lexington Master Limited Partnership (“LMLP”), Lex GP-1 Trust, Lexington Realty Trust (“Lexington”), WRT Realty L.P. (“WRT”) and Winthrop Realty Trust (“Winthrop”) are named as offerors herein because they own, directly in the case of LMLP and WRT, and indirectly, in the case of Lexington and Winthrop, the Purchaser, but are otherwise not participating in the offer described in this schedule.

In the event of a price reduction resulting from a Corporation dividend on account of a capital transaction declared or made after the Offer Date and before the Expiration Date, as described above, the Purchaser will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires. Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.

As of April 30, 2007, the Corporation had approximately 483,595,840 shares outstanding held by approximately 110,000 stockholders.  The number of shares is based on the outstanding shares reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2007 and the number of stockholders is based on the information reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.  An affiliate of the Purchaser owns 24,085 Shares or .005% of the outstanding Shares.  The 25,000,000 Shares subject to the Offer constitute 5.2% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to $225,000,000 in aggregate purchase price.  The Purchaser has sufficient current working capital and binding capital commitments from its members to fund the purchase price and pay all expenses of the offer.

The address of the Corporation’s principal executive offices is 6200 The Corners Parkway, Norcross, Georgia 30092, and its phone number is (770) 449-7800.

The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement.

Item 12.  Exhibits

(a)(1)                       Offer to Purchase dated May 25, 2007

(a)(2)                       Letter of Transmittal

(a)(3)                       Letter to Shareholders dated May 25, 2007

(a)(4)                       Form of Advertisement in Investor’s Business Daily

(a)(5)                       Additional Transfer Documents required by the Corporation

(a)(6)                       Notice of Withdrawal for Madison Offer

(b)-(h)                     Not applicable

Item 13.  Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEX-WIN ACQUISTION LLC

By:		/s/ Michael L. Ashner
Michael L. Ashner
Chief Executive Officer

THE LEXINGTON MASTER LIMITED PARTNERSHIP

By:		Lex GP-1 Trust
General Partner

	By:	/s/ Michael L. Ashner
Michael L. Ashner
Chief Executive Officer

LEX GP-1 TRUST

By:		/s/ Michael L. Ashner
Michael L. Ashner
Chief Executive Officer

LEXINGTON REALTY TRUST

By:		/s/ T. Wilson Eglin
T. Wilson Eglin
Chief Executive Officer

WRT REALTY, L.P.

By:		Winthrop Realty Trust
General Partner

	By:	/s/ Peter Braverman
Peter Braverman
President

WINTHROP REALTY TRUST

By:		/s/ Peter Braverman
Peter Braverman
President

Dated:  May 25, 2007

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Offer to Purchase dated May 25, 2007*

(a)(2)	Letter of Transmittal*

(a)(3)	Letter to Stockholders*

(a)(4)	Form of Advertisement in Investor’s Business Daily*

(a)(5)	Additional Transfer Documents required by the Corporation*

(a)(6)	Notice of Withdrawal for Madison Offer*

(b)-(h)	Not Applicable

*              Filed herewith.